UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated March 11, 2021 in respect of 2020 Annual Results Announcement and Closure of Register of Members.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 12, 2021

	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2020 ANNUAL RESULTS ANNOUNCEMENT AND

CLOSURE OF REGISTER OF MEMBERS

Highlights:

•	Enhanced growth quality and profitability sustainably through active transformation and in-depth mixed-ownership reform

•	Further delivered success in transformation and innovative development of mobile business

•	Successfully achieved 5G network “co-build co-share”, effectively enhancing edges and returns

•	Innovative businesses continued to grow robustly with huge value embedded

•	Strive to enhance shareholder’s returns and leverage robust business growth to mitigate the pressure from the US Executive Order

•	To seize new opportunities of the industry and endeavor to achieve high-quality development

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2020, in the face of the challenges from the complicated internal and external environment, the Company actively supported the pandemic prevention and control, firmly implemented the strategy of focus, innovation and cooperation, and accelerated the comprehensive digital transformation. It endeavored to optimise the ecology of the industry, and achieved remarkable results in the network “co-build and co-share”, achieving growing momentum in operation and development. It further unleashed the power of the mixed-ownership reform and continued to make solid strides on high-quality development.

OVERALL RESULTS

In 2020, the Company registered service revenue of RMB275.8 billion, representing an increase of 4.3% year-on-year, outperforming the industry average of 3.6% while the speed of development continued to lead the industry. The Company’s profitability was steadily improved while quality and efficiency were remarkably enhanced. Profit before income tax amounted to RMB16.0 billion and profit attributable to equity shareholders of the Company amounted to RMB12.5 billion, representing a year-on-year increase of 10.3%. EBITDA1 amounted to RMB94.1 billion.

The Company deeply implemented the new development philosophy and adhered to win-win cooperation. It fully implemented “co-build and co-share” of 5G network, further improving the cost efficiency. During the year, with effective control of the investment pace, the capital expenditure amounted to RMB67.6 billion. Free cash flow2 remained strong, reaching RMB37.9 billion. The Company’s financial position was further strengthened and solidified.

The Company attached great importance to shareholders’ returns. With due regard to the Company’s profitability, debt and cash flow level and capital requirements for future development, etc., the Board of Directors recommended the payment of a final dividend of RMB0.164 per share, as compared to a dividend of RMB0.148 per share for 2019. Going forward, the Company will continue to strive to enhance its profitability and shareholders’ returns.

BUSINESS DEVELOPMENT

During the year, the pandemic repeatedly brought challenges to the Company’s operations. However, the prevention of pandemic had accelerated the development of the digital economy. The Company seized the opportunities of development, turned adversity into opportunities, achieving effective pandemic prevention and control with orderly production and operation. The Company actively drove rational and disciplined competition in the market to promote healthy development of the industry. It restored growth in fundamental businesses and continuously enhanced the revenue generation capability in innovative businesses. The customer perception and service levels continued to improve, achieving initial success in high-quality development of the Company.

Persistent in value-oriented operation to further improve the development quality of mobile business

The Company actively participated in creating positive industry dynamics, advocating rational competition and sustainable development, and shifting focus from subscriber scale development to subscriber quality and value enhancement. The Company continued its effort in building a digital operating system of marketing and servicing while strengthening Big Data empowerment to drive smart and targeted scenario marketing. By accelerating the offer of innovative products for consumer market and focusing on medical and hygiene, infotainment, sports and healthcare and other key areas, the Company provided customers with rich and diversified terminal experience. The Company provided customers with simplified self-service to improve its service support system. By optimising resource allocation, “cross-region integrated services” was launched to meet the mobility needs of customers, enabling customer satisfaction to continuously improve.

Our value-oriented operation delivered fruitful results, as the growth momentum of mobile business further emerged. The mobile service revenue and the billing subscriber ARPU grew sequentially for three consecutive quarters. In 2020, the Company’s mobile service revenue rebounded and reached RMB156.7 billion. The mobile billing subscribers ARPU reached RMB42.1, up by 4.1% year-on-year. Mobile handset data traffic volume grew by 16.5% year-on-year, while the monthly average DOU per handset subscriber reached approximately 9.7 GB. Selling and marketing expenses further decreased, achieving steady pace in quality improvement transformation and the continuous improvement of profitability.

Seizing the window of opportunity to achieve scale breakthrough in 5G business

2020 was the first year for scale development of 5G. The Company seized the opportunities and carried through value-oriented operation and service experience excellence to promote the scale development of 5G business. In consumer market, the Company deployed Big Data analytics for customer segmentation with precise strategy. It promoted online and offline integrated and multi-dimensional scenario target marketing for 5G business. The Company deeply advanced industry cooperation and created a 5G pan-smart terminal ecosystem integrating “terminal + content + application”, empowering the consumer Internet market development. The Company actively prepared commercial trial of 5G Messaging and developed lightweight portal to improve product competitiveness by adhering to industry collaboration and co-built eco-system. In the government and enterprise market, focusing on areas such as industrial Internet, smart city, medical healthcare and others, the Company successfully built a number of 5G lighthouse projects, garnering over 250 high-quality lighthouse customers, and achieved 5G commercialisation in 2B (To Business) setting. The Company officially released three 5G private network products and built a centralised 5G private network/MEC self-service platform, elevating 5G innovative products and applications to a new level. In addition, leveraging the first-mover advantages in 5G and industry verticals, the Company led in establishing a 5G fund of funds to accelerate the formation of proprietary core competency system. With more than 1,000 members in 5G Application Innovation Alliance, the Company made phased progress in the industry eco-system construction.

During the year, the Company’s 5G package subscribers reached 70.83 million, and the penetration rate of 5G package subscribers reached 23%, which was above industry average of 20%. As 5G network coverage further improves, applications featured by VR/AR games and high-definition 4K/8K video continue to enrich and the terminal penetration continues to increase, the Company will strive to promote the continuous rapid grow of 5G subscribers and effectively drive the sustainable and healthy development of mobile business.

Adopting customised strategy based on the geographical features to maintain steady growth of broadband business

During the year, leveraging the differentiated advantages of broadband quality and content, the Company firmly grasped the valuable opportunities of rising demand in remote office, online education among others during the pandemic and strengthened integrated operations, achieving steady growth in the fixed-line broadband services. In Northern China, the Company highlighted its broadband quality and service leadership to maintain its business scale. In Southern China, the Company continued to step up cooperation, activated broadband port resources and improved its operating system. Focusing on home market, the Company strengthened value-oriented operation for home users through bundling of smart home products, video and privileges. With Big Data analytics, precision marketing and retention management were powered up and the Company was able to carry out target marketing in key areas, continuously improving operational efficiency.

In 2020, the Company’s fixed-line broadband access revenue amounted to RMB42.6 billion, representing an increase of 2.4% year-on-year. Fixed-line broadband subscribers registered a net addition of 2.62 million, reaching a total of 86.10 million subscribers. The penetration rate of the integrated service among fixed-line broadband subscribers reached 64%, representing a year-on-year increase of 5 percentage points.

Steadily enhancing proprietary capabilities to consolidate the foundation for innovative business development

The Company firmly seized the development opportunities of digital industrialisation and industrial digitisation. It actively supported the pandemic prevention and control as well as the resumption of work, production and schooling, with its innovative cloud service models and digital pandemic prevention effort being widely recognised. Focusing on key areas such as smart city, digital government and industrial Internet, the Company promoted the integrated marketing model of “cloud + smart networks + smart applications” to thoroughly develop application products in key industries. Based on cloud network capabilities, the Company built a “6+N+1” innovative business capability system and proudly released new WO Cloud 6.0, which integrated the capabilities of cloud, Big Data, IoT, artificial intelligence, security and blockchain. The initial establishment of WO Cloud PaaS had been applied in scale in key areas such as smart city and digital government, showing that the research and development, promotion and operation capabilities of the Company’s proprietary products steadily improved. The Company strengthened acquisition of leading and top talents such as CTOs and architects on market-oriented basis, enhancing its proprietary research and development capabilities continuously.

During the year, the Company’s revenue from industry Internet business increased by 30.0% year-on-year to RMB42.7 billion, as a percentage of the overall service revenue increased to 15.5%. Among which, revenue from ICT business grew 33.4% year-on-year to RMB13.4 billion; revenue from IDC and cloud computing reached RMB23.4 billion with a year-on-year increase of 26.1%; revenue from the Internet of Things (IoT) and Big Data services reached RMB4.2 billion and RMB1.7 billion respectively, representing a year-on-year growth of 39.0% and 39.8% respectively. Driven by the sound growth of innovative business and fixed-line broadband business, the Company’s fixed-line service revenue reached RMB116.9 billion, up by 10.6% year-on-year. In the future, the Company will speed up addressing the shortcomings of key core capabilities, promote proprietary technological innovation and continue to carry out in-depth cooperation to achieve win-win with partners.

NETWORK CONSTRUCTION

Comprehensive promotion of “co-build and co-share” of 5G network continuously improved return

The Company executed the new development philosophy, implemented the new infrastructure requirements and built the world’s first and largest “co-build and co-share” 5G network with China Telecom, with the total scale of 5G base stations of 380,000, achieving the coverage scale basically equivalent to that of the leading operator for the first time in history. The “co-build and co-share” initiative resulted in a cumulative saving of network investment of over RMB76.0 billion for both parties. It also significantly reduced network operating costs and greatly shortened the network deployment cycle. At present, the Company realised the world’s first scale commercialisation of Stand-alone network and achieved 100% Network Function Virtualisation (NFV) in 5G core network. During the year, the Company achieved a scale breakthrough in 4G networks “co-build and co-share” with China Telecom by adding 170,000 “co-build and co-share” 4G base stations and saved a total of RMB9.0 billion for both parties in network investment. The Company actively promoted the co-build of optical cables and the co-share of fiber core and cloud infrastructure, significantly improving the network utilisation and efficiency.

Precise investment enhanced quality, return and differentiated network edges

The Company insisted on focused, precise and value-oriented deployment with iterative investment flexibility, which significantly improved network quality and enhanced network service support capabilities. In mobile network, the Company adhered to the Focus Strategy and “co-build and co-share”. It strived to achieve 4/5G network integration and unified voice carrying by IMS. In fixed-line broadband, the Company continued to maintain its leading position in coverage, speed, user experience and services in Northern China, while focusing on tackling shortcomings and improving capabilities in Southern China. The Company also continued to improve the premium network for government and enterprises customers, deepened the cloud infrastructure and data centers layout, enhancing network competitiveness. The Company stepped up efforts in digital transformation and innovation of network and continued to promote the evolution of network cloudification, further optimising the infrastructure of cloud and network integration. Aligning with the trend of network evolution, the Company systematically promoted the operation system reform of network function, continuously improving the efficiency and effectiveness of network operations. During the year, the Company’s mobile network NPS and fixed-line broadband NPS continued to improve, achieving remarkable results in high-quality network development.

MIXED-OWNERSHIP REFORM

Achievements and benefits of mixed-ownership reform further emerged and consolidated

The Company continued to explore new governance based on mixed-ownership reform and its own resources and edges. It accelerated the promotion of comprehensive digital transformation, introduced the superior resources advantages of strategic investors and partners in the course of its development, consolidating the foundation for mixed-ownership reform and transformation. During the year, the cooperation of the Company with the eco-system progressed steadily. The joint ventures such as Yunlizhihui, Yunjingwenlv, Yundi, Yundun and Smart Steps continued to promote product research and development and iteration upgrade to boost market expansion, significantly increasing the Company’s product capabilities and market shares in areas such as smart city, tourism, industrial Internet, network security and demographic Big Data. The Company also actively deployed new tracks by establishing several strategic cooperation centers and joint laboratories with Baidu, Alibaba and JD to explore 5G application scenarios with artificial intelligence, edge computing and network slicing, etc., creating differentiated competitive advantages brought by resources edges of strategic investors of mixed-ownership reform.

Improved quality and expanded scope in operational reform had opened a new chapter in comprehensive digital transformation

The Company synergistically advanced reform and comprehensive digital transformation. The reform of the operating systems of six professional functions was fully implemented with workflow redesigned and rationalised, empowering digital and innovative operation. During the year, the number of management departments was optimised continuously in the headquarters. The structure of provincial branches was further streamlined and flattened with increasing features of matrix. The Company accelerated the construction of the “five major middle platforms” and historically completed 100% migration to the centralised Business Support System (cBSS), further expanding its leadership brought by the centralised IT system. The Company’s supply chain system pioneered in digital transformation among central State-owned enterprises, and achieved Internet-based transactions of over 80%, remarkably growing operational efficiency and development efficacy. The scope of market-oriented reform of sub-ordinate companies was further expanded and the transformation of operating mechanisms accelerated, continuously releasing the intrinsic energy and vitality of the Company.

SOCIAL RESPONSIBILITY AND CORPORATE GOVERNANCE

The Company actively leveraged information communication to drive and facilitate the value chain as well as the economic and social development. It also set a positive example in fulfilling economic, environmental and social responsibilities. During the year, facing the sudden pandemic, the Company vigorously delivered communication assurance and smooth network traffic. Leveraging the advantages of new digital technology, the Company supported precise pandemic prevention and control and orderly resumption of work, production and schooling. Unicom Big Data Co., Ltd. was awarded the honorary title of “National Advanced Group in Fighting Against COVID-19”. Capitalising on its network and technological advantages, the Company supported targeted poverty alleviation and accelerated the infrastructure construction such as broadband and 4/5G network, striving to narrow the digital divide in poverty-stricken areas. In addition, the Company adhered to the harmonious symbiosis of human and nature, vigorously promoted green and low-carbon technology, strengthened electromagnetic radiation management and build a green supply chain so as to guard the safety boundary of the natural ecological environment.

The Company continued to excel its corporate governance mechanism, enhance execution and strengthen risk management and internal control, in a bid to providing solid support for the sustainable and healthy development of the Company. In 2020, the Company attained a number of accolades, including being awarded “Asia’s Best Corporate Governance Company” by FinanceAsia and voted “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor for the fifth consecutive year and ranked 286th in “The Forbes Global 2000”.

The former US President issued an executive order 13959 (the “Executive Order”) on 12 November 2020, and subsequently the US Department of Treasury’s Office of Foreign Assets Control issued the guidance. The Executive Order and the guidance prohibit any transaction by any US person in publicly traded securities (including, among others, derivatives thereof) of certain Chinese companies, including the Company. The New York Stock Exchange (“NYSE”) staff determined that, based on the Executive Order and the guidance, it commenced the process to delist the Company’s American Depositary Shares (the “ADSs”) and suspended trading in the Company’s ADSs from 11 January 2021. Since its listing on The Stock Exchange of Hong Kong Limited and the NYSE in 2000, the Company has complied strictly with the laws and regulations, market rules as well as regulatory requirements of its listing venues, and has been operating in accordance with laws and regulations. The Company was disappointed by the Executive Order and NYSE decisions, which led to a negative impact on the trading prices of its ordinary shares and ADSs and harmed the interests of the Company and its shareholders. In order to protect the interests of the Company and its shareholders, on 20 January 2021, the Company filed with the NYSE a written request for a review of the determination by a Committee of the Board of Directors of the NYSE. Please refer to the Company’s announcement dated 21 January 2021 for details. The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect lawful rights of the Company.

OUTLOOK

Currently, with the rapid development of information technology, we are entering a rapidly changing information era. It is foreseeable that in the near future, ubiquitous connections and rapid transformation arising from intelligentisation and digitisation will profoundly impact the form of social and economic operations. The digital industrialisation and industrial digitisation will give birth to a huge emerging market. At the same time, the risks resulting from the rapid changes in domestic and overseas macroeconomic environment, the emergence of new industry competitive dynamic and the transformation of new and old growth drivers will bring new challenges to the corporate development in the future.

In 2021, facing the complicated changes in the internal and external environment, the Company will firmly grasp the key opportunities for the scale development of 5G, continue to deeply implement the strategy of focus, innovation and cooperation, accelerate the comprehensive digital transformation and focus on shaping the “Five-high” new development edges with high-quality service, high-quality development, highly effective governance, high-tech engine and high-vitality operation. The Company will also adhere to win-win cooperation, actively drive innovation, ignite organisational vibrancy and continuously promote development transformation and upgrade. It will comprehensively improve quality of growth and operational efficiency, in order to create greater value for shareholders, customers and society.

Lastly, on behalf of the Board of Directors, I would like to express our sincere gratitude to all shareholders, customers and fellows across society for their support and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 11 March 2021

Note 1:

EBITDA represents profit for the year before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2:

Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2020 which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2020 annual report.

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2020	2019
Revenue	5	303,838	290,515
Interconnection charges		(10,574)	(11,513)
Depreciation and amortisation		(83,017)	(83,080)
Network, operation and support expenses		(46,286)	(43,236)
Employee benefit expenses		(55,740)	(50,516)
Costs of telecommunications products sold		(26,862)	(26,412)
Other operating expenses		(70,237)	(64,480)
Finance costs		(1,747)	(2,123)
Interest income		1,366	1,272
Share of net profit of associates		1,588	1,359
Share of net profit of joint ventures		787	646
Other income – net		2,911	1,735

Profit before income tax		16,027	14,167
Income tax expenses	6	(3,450)	(2,795)

Profit for the year		12,577	11,372

Profit attributable to:
Equity shareholders of the Company		12,493	11,330

Non-controlling interests		84	42

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	7	0.41	0.37

Diluted earnings per share (RMB)	7	0.41	0.37

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2020	2019
Profit for the year	12,577	11,372

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets measured at FVOCI (non-recycling)	(1,482)	(583)
Tax effect on changes in fair value of financial assets measured at FVOCI (non-recycling)	4	2

Changes in fair value of financial assets measured at FVOCI, net of tax (non-recycling)	(1,478)	(581)
Others	(5)	(1)

	(1,483)	(582)

Item that may be reclassified subsequently to statement of income:
Changes in fair value of financial assets measured at FVOCI, net of tax (recycling)	34	—
Currency translation differences	(257)	81

	(223)	81

Other comprehensive income for the year, net of tax	(1,706)	(501)

Total comprehensive income for the year	10,871	10,871

Total comprehensive income attributable to:
Equity shareholders of the Company	10,787	10,829

Non-controlling interests	84	42

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2020	2019
ASSETS
Non-current assets
Property, plant and equipment		364,187	367,401
Right-of-use assets		37,960	43,073
Goodwill		2,771	2,771
Interest in associates		38,802	36,445
Interest in joint ventures		5,656	4,771
Deferred income tax assets		745	1,226
Contract assets		103	595
Contract costs		3,672	4,923
Financial assets measured at fair value	8	3,493	3,891
Other assets		14,591	13,808

		471,980	478,904

Current assets
Inventories and consumables		1,951	2,359
Contract assets		823	1,308
Accounts receivable	9	16,287	17,233
Prepayments and other current assets		15,882	12,456
Amounts due from ultimate holding company		10,570	7,688
Amounts due from related parties		195	240
Amounts due from domestic carriers		3,665	3,448
Financial assets measured at fair value	8	24,189	202
Short-term bank deposits and restricted deposits		11,989	3,716
Cash and cash equivalents		23,085	34,945

		108,636	83,595

Total assets		580,616	562,499

		As at 31 December
	Note	2020	2019
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	10	254,056	254,056
Reserves		(18,821)	(18,803)
Retained profits
– Proposed final dividend	11	5,018	4,529
– Others		86,334	80,265

		326,587	320,047

Non-controlling interests		933	708

Total equity		327,520	320,755

LIABILITIES
Non-current liabilities
Long-term bank loans		2,482	2,869
Promissory notes		998	998
Corporate bonds		1,999	2,998
Lease liabilities		16,458	21,535
Deferred income tax liabilities		64	87
Deferred revenue		5,927	4,851
Amounts due to related parties		3,042	3,042
Other obligations		98	174

		31,068	36,554

		As at 31 December
	Note	2020	2019
Current liabilities
Short-term bank loans		740	5,564
Commercial papers		7,000	8,995
Current portion of long-term bank loans		418	437
Current portion of corporate bonds		1,000	—
Lease liabilities		11,503	10,790
Accounts payable and accrued liabilities	12	134,437	117,525
Bills payable		5,482	4,039
Taxes payable		2,805	1,534
Amounts due to ultimate holding company		1,640	1,779
Amounts due to related parties		9,183	7,851
Amounts due to domestic carriers		2,291	2,174
Dividend payable		—	920
Current portion of other obligations		2,529	2,604
Contract liabilities		42,641	40,648
Advances from customers		359	330

		222,028	205,190

Total liabilities		253,096	241,744

Total equity and liabilities		580,616	562,499

Net current liabilities		(113,392)	(121,595)

Total assets less current liabilities		358,588	357,309

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Year ended 31 December
	2020	2019
Cash flows from operating activities
Cash generated from operations	107,428	94,952
Interest received	1,309	1,551
Interest paid	(1,832)	(2,521)
Income tax paid	(1,354)	(304)

Net cash inflow from operating activities	105,551	93,678

Cash flows from investing activities
Purchase of property, plant and equipment and right-of-use assets	(53,981)	(56,187)
Purchase of other assets	(4,675)	(4,355)
Proceeds from disposal of property, plant and equipment and other assets	1,647	1,512
Acquisition of financial assets measured at FVPL	(5,751)	(423)
Proceeds from disposal of financial assets measured at FVPL	4,268	531
Acquisition of debt securities measured at FVOCI (recycling)	(42,650)	—
Proceeds from disposal of debt securities measured at FVOCI (recycling)	19,511	—
Acquisition of other financial assets measured at amortised cost	(9,050)	—
Proceeds from disposal of other financial assets measured at amortised cost	9,050	—
Dividend received from financial assets measured at FVOCI (non-recycling)	210	205
Acquisition of interest in associates	(1,349)	(15)
Acquisition of interest in joint ventures	(117)	(137)
Proceeds from disposal of associates and a joint venture	19	—
Dividends received from associates	546	82

		Year ended 31 December
	Note	2020	2019
(Increase)/Decrease in short-term bank deposits and restricted deposits		(6,900)	34
Lending by Unicom Group Finance Company Limited (“Finance Company”) to a related party		(16,500)	(11,434)
Repayment of loans from related parties to Finance Company		13,704	11,134

Net cash outflow from investing activities		(92,018)	(59,053)

Cash flows from financing activities
Capital contributions from non-controlling interests		66	508
Proceeds from short-term bank loans		2,740	28,784
Proceeds from commercial papers		8,000	8,995
Proceeds from promissory notes		—	992
Proceeds from corporate bonds		—	2,000
Loans from a related party		—	50
Repayment of short-term bank loans		(7,564)	(38,290)
Repayment of long-term bank loans		(395)	(418)
Repayment of commercial papers		(10,000)	—
Repayment of related party loans		(50)	(48)
Repayment of corporate bonds		—	(17,000)
Capital element of lease rentals paid		(11,696)	(11,123)
Payment of issuing expense for commercial papers		(7)	—
Dividends paid to equity shareholders of the Company	11	(5,447)	(4,100)
Net deposits with Finance Company by related parties		283	236
Increase in statutory reserve deposits placed by Finance Company		(1,140)	(351)

Net cash outflow from financing activities		(25,210)	(29,765)

Net (decrease)/increase in cash and cash equivalents		(11,677)	4,860
Cash and cash equivalents, beginning of year		34,945	30,060
Effect of changes in foreign exchange rate		(183)	25

Cash and cash equivalents, end of year		23,085	34,945

Analysis of the balances of cash and cash equivalents:
Cash balances		1	1
Bank balances		23,084	34,944

		23,085	34,945

(a)	The reconciliation of profit before income tax to cash generated from operating activities is as follows:

	Year ended 31 December
	2020	2019
Profit before income tax	16,027	14,167
Adjustments for:
Depreciation and amortisation	83,017	83,080
Interest income	(1,366)	(1,272)
Finance costs	1,564	1,991
Loss on disposal of property, plant and equipment	2,365	2,179
Credit loss allowance and write-down of inventories	5,584	3,663
Dividend from financial assets measured at FVOCI (non-recycling)	(210)	(205)
Gains on disposal of financial assets measured at FVPL	(87)	(24)
Investment income from debt securities measured at FVOCI (recycling)	(174)	—
Fair value gains on financial assets measured at FVPL	(154)	(96)
Share of net profit of associates	(1,588)	(1,359)
Share of net profit of joint ventures	(787)	(646)
Expenses for restricted shares of A Share Company granted to the Group’s employees	375	571

Changes in working capital:
Increase in accounts receivable	(4,151)	(5,928)
Decrease/(Increase) in contract assets	1,125	(122)
Increase in contract costs	(1,371)	(2,188)
Decrease/(Increase) in inventories and consumables	59	(335)
(Increase)/Decrease in restricted deposits	(233)	321
Increase in other assets	(1,694)	(796)
Increase in prepayments and other current assets	(4,178)	(1,876)
Increase in amounts due from ultimate holding company	(36)	(7)
(Increase)/Decrease in amounts due from related parties	(5)	745
(Increase)/Decrease in amounts due from domestic carriers	(217)	364
Increase in accounts payable and accrued liabilities	8,210	2,386
Increase in taxes payable	1,271	623
Increase in advances from customers	29	2
Increase/(Decrease) in contract liabilities	1,993	(2,002)
Increase in deferred revenue	1,076	1,164
Decrease in other obligations	(198)	(16)
(Decrease)/Increase in amounts due to ultimate holding company	(11)	322
Increase in amounts due to related parties	1,076	216
Increase in amounts due to domestic carriers	117	30

Cash generated from operations	107,428	94,952

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of voice usage, broadband and mobile data services, data and internet application services, other value-added services, transmission lines usage and associated services and sales of telecommunications products in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (hereinafter referred to as “A Share Company”), a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002.

The directors of the Company consider Unicom BVI and China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”) as the immediately holding company and ultimate holding company, respectively.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the financial years ended 31 December 2020 and 2019 included in this preliminary announcement of annual results does not constitute the Company’s statutory annual consolidated financial statements for those financial years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2019 to the Registrar of Companies as required section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance and will deliver the financial statements for the year ended 31 December 2020 in due course.

The Company’s auditor has reported on those financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value.

(a)	Going Concern Assumption

As at 31 December 2020, current liabilities of the Group exceeded current assets by approximately RMB113.4 billion (2019: approximately RMB121.6 billion). Considering the current economic conditions and taking into account of the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB352.4 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB348.4 billion was unutilised as at 31 December 2020; and

•	Other available sources of financing from domestic banks and other financial institutions in view of the Group’s good credit history.

In addition, the Group believes it has the ability to raise funds from short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital commitments, expected capital expenditure and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2020 have been prepared on a going concern basis.

(b)	New Accounting Standards and Amendments

(i)

The IASB and HKICPA have issued a number of amendments to IFRSs/HKFRSs and IASs/HKASs that are first effective for the current accounting period of the Group. Of these, the following amendments are relevant to the Group’s consolidated financial statements:

•	Amendments to IFRS/HKFRS 3, “Definition of a business”

•	Amendments to IFRS/HKFRS 9, IAS/HKAS 39 and IFRS/HKFRS 7, “Interest Rate Benchmark Reform”

•	Amendments to IAS/HKAS 1 and IAS/HKAS 8, “Definition of Material”

•	Amendments to IFRS/HKFRS 16, “Covid-19-Related Rent Concessions”

None of the amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. In particular, the Group does not take advantage of the practice expedient available under the amendments to IFRS/HKFRS 16, “Covid-19-related Rent Concessions” on lease modifications.

(ii)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2020.

The IASB and HKICPA has issued a number of amendments to IFRSs/HKFRSs and IASs/ HKASs which are not yet effective for the year ended 31 December 2020 and which have not been adopted in these consolidated financial statements. Of these, the following developments are relevant to the Group’s consolidated financial statements:

Effective for accounting periods beginning on or after
Amendments to IFRS/HKFRS 9, IAS/HKAS 39, IFRS/HKFRS 7, IFRS/HKFRS 4 and IFRS/HKFRS 16, “Interest Rate Benchmark Reform – Phase 2”	1 January 2021
Amendments to IFRS/HKFRS 3, “Reference to the Conceptual Framework”	1 January 2022
Amendments to IAS/HKAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	1 January 2022
Amendments to IAS/HKAS 37, “Onerous Contracts-Cost of Fulfilling a Contract”	1 January 2022
Annual Improvements to IFRS/HKFRS Standards 2018–2020	1 January 2022
Amendments to IAS/HKAS 1, “Classification of Liabilities as Current or Non-current”	1 January 2023

The Group is assessing the impact of such amendments to standards and interpretations, and will adopt the relevant amendments to standards and interpretations in the subsequent period as required. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to Value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The Ministry of Finance, the State Administration of Taxation (“SAT”) and General Administration of Customs of the PRC jointly issued a notice dated 20 March 2019 which stipulates downward adjustments of VAT rate for basic telecommunications services from 10% to 9% and VAT rate for sales of telecommunications products from 16% to 13% from 1 April 2019. The VAT rate for value-added telecommunications services remains at 6%. Basic telecommunications services include business activities for the provision of voice services, and transmission lines usage and associated services etc. Value-added telecommunications services include business activities for the provision of short message service and multimedia message service, broadband and mobile data services, and data and internet application services etc. VAT is excluded from the revenue.

Disaggregation of revenue from customers by major services and products:

	2020	2019
Total service revenue	275,814	264,387
Sales of telecommunications products	28,024	26,128

Total	303,838	290,515

6.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2019: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2019: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2019: 15%).

	2020	2019
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	99	66
– Mainland China and other countries	2,858	556
Under/(over) provision in respect of prior years	40	(250)

	2,997	372
Deferred taxation	453	2,423

Income tax expenses	3,450	2,795

7.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2020 and 2019 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the years ended 31 December 2020 and 2019.

The following table sets forth the computation of basic and diluted earnings per share:

	2020	2019
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	12,493	11,330

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	30,598	30,598

Basic/Diluted earnings per share (in RMB)	0.41	0.37

8.	FINANCIAL ASSETS MEASURED AT FAIR VALUE

	Note	2020	2019
Non-current portion:
Equity securities measured at FVOCI (non-recycling)	(i)	1,838	3,323
Financial assets measured at FVPL	(ii)	934	568
Debt securities measured at FVOCI (recycling)	(iii)	721	—

		3,493	3,891

Current portion:
Financial assets measured at FVPL	(ii)	1,560	202
Debt securities measured at FVOCI (recycling)	(iii)	22,629	—

		24,189	202

		27,682	4,093

(i)	Equity securities measured at FVOCI (non-recycling):

	2020	2019
Listed in the PRC	114	143
Listed outside the PRC	1,672	3,125
Unlisted	52	55

	1,838	3,323

(ii)	Financial assets measured at fair value through profit and loss (“FVPL”) represent certain equity investments, monetary funds and wealth management products.

(iii)

Debt securities measured at fair value through other comprehensive income (“FVOCI”) (recycling) represent certain debt investments issued by banks and the investments are held within a business model whose objective is achieved by both the collection of contractual cash flows and sale.

9.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of credit loss allowance, is as follows:

	2020	2019
Within one month	8,963	9,472
More than one month to three months	2,766	2,545
More than three months to one year	3,914	3,881
More than one year	644	1,335

	16,287	17,233

The normal credit period granted by the Group to individual subscribers and general corporate customers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For major corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers. The COVID-19 pandemic since early 2020 has brought about additional uncertainties in the operations and financial position of the Group’s customers. The Group considered the impact of COVID-19 when evaluating the forward-looking information used in the ECL model and reassessed expected loss provisions including assessing the risk factors associated with various customer sectors and applying an upward risk weighting to those sectors with a significant increase in credit risk.

10.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital
At 1 January 2019, at 31 December 2019 and at 31 December 2020	30,598	254,056

11.	DIVIDENDS

At the annual general meeting held on 25 May 2020, the shareholders of the Company approved the payment of a final dividend of RMB0.148 per ordinary share for the year ended 31 December 2019, totaling approximately RMB4,529 million which has been reflected as a reduction of retained profit for the year ended 31 December 2020.

At a meeting held on 11 March 2021, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.164 per ordinary share to the shareholders for the year ended 31 December 2020 totaling approximately RMB5,018 million. This proposed dividend has not been reflected as a dividend payable in the consolidated financial statements as at 31 December 2020, but will be reflected in the consolidated financial statements for the year ending 31 December 2021.

	2020	2019
Proposed final dividend:
RMB0.164 (2019: RMB0.148) per ordinary share by the Company	5,018	4,529

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2020, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders (including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payables and accrued liabilities is based on the invoice date as follows:

	2020	2019
Less than six months	116,553	101,324
Six months to one year	8,846	9,250
More than one year	9,038	6,951

	134,437	117,525

13.	NON-ADJUSTING EVENTS AFTER THE REPORTING PERIOD

Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2020. For details, please refer to Note 11.

BUSINESS OVERVIEW

Facing the complex internal and external environment, COVID-19, and other challenges in 2020, China Unicom adhered to its Focus Strategy, actively promoted comprehensive digital transformation, and remained committed to the differentiated operation. The Company strengthened integrated operation led by 5G services to enhance user acquisition capability, thereby actively pushing forward on high-quality and sustainable growth.

Mobile Service

In 2020, China Unicom deepened its strategy of “Focus, Innovation and Cooperation”. Led by 5G to drive mobile service growth, China Unicom persisted in the strategy to “promote 5G package nationwide, with focus on 5G terminal penetration and network access rate in key cities”, while seeking for user upgrade from existing customers and expanding the scale in new user market. The Company strived to maintain the competitiveness of its tariff and products and enhanced flexibility on tariff and contract design at provincial level, aiming to drive 5G customers with contracts and bundled services while promoting full coverage of 5G packages on all existing customers. The Company also reinforced 5G core applications to create differentiation. China Unicom carried out scale promotion in Omni-channel by implementing “‘6+X’+1+1”initiative, which centered on 5G differentiated scenarios online and enabled 5G to actively drive traffic. The Company also conducted 5G experience and closed-door terminal sales events on physical channels. On enterprise and government customer front, the Company actively built 5G benchmark demonstration. The Company accelerated concerted development among terminal, network and business, building the interactive drive between service and terminal. The innovative installment credit services on terminals also boosted the business development. In addition, the Company was able to implement refined customer segmentation and offer fit and suitable products based on precise Big Data analytics and deep insight from various scenarios. Centered on 5Gn, the Company also stepped up 5G promotion and brand communication and strengthened selling points of products with “Three-Gigabit”, promoting service upgrade with innovative communications. As at the end of 2020, the number of mobile billing subscribers reached 306 million with a gradual increase in 5G market share and the mobile billing subscribers ARPU stood at RMB42.1. Mobile handset data traffic volume grew by 16.5% year-on-year.

Fixed-line Broadband

In 2020, by adhering to the comprehensive coordination of “network + business + operation + service + information” in the development of fixed-line service, led by “Three-Gigabit” and combined with 5G hotspots based on business needs, China Unicom established a market-driven mechanism with network, business and service interaction, thereby comprehensively improved broadband access capabilities and the ability on resource management, achieving the coordinated development of broadband sale and marketing and network deployment. The Company also accelerated the construction of gigabit networks and formulated “Gigabit Broadband Development Plan”, pushing forward the deployment and transformation of gigabit communities focusing high-value regions. Meanwhile, relying on the unconditional acceptance of broadband application, the Company built a digital operation system of “two networks and one middle platform” for home users, thereby optimised resource allocation and promoted highly-efficient governance. In 2020, fixed-line broadband access revenue reached RMB42.56 billion, representing a year-on-year growth of 2.4%. During the year, the number of broadband subscribers increased by 2.617 million to 86.095 million and the broadband access ARPU was RMB41.5. FTTH subscribers penetration reached 86%.

Industry Internet

In cloud computing, the Company focused on cloud leadership while integrating research and development resources and riding on the organic growth of the innovative business as core driving forces. The Company created new WO Cloud base, new PaaS, and new cloud management product capabilities to build its differentiated edges of being “cloud-network integrated, secure and reliable, private and customised and multi-cloud collaborated”, achieving the scale development strategy of WO Cloud. The Company also built its proprietary core competence of new WO Cloud, focusing on resources, networks, platforms, products and ecology, optimising the layout of its cloud resource pool across the network and well positioning the brand of WO Cloud. In 2020, cloud computing revenue reached RMB3.84 billion, representing a year-on-year growth of 62.7%.

In Big Data, the Company formed a product matrix including data application services, data technology services, AI and blockchain, focusing on the key industries such as government affairs, finance, cultural and tourism and transportation. It developed proprietary products such as government big data platform, digital + intelligence + industry + finance platform, smart travel-cultural tourism big data platform and smart factory AI application platform. The Company released “Unicom Chain”, an unified blockchain products and capabilities platform. “Unicom Chain” was connected to the new national blockchain infrastructure “Xinghuo Space”. The Company fulfilled the role as a SOE to support the pandemic prevention and control and assisted in the resumption of work, production and schooling. Our Unicom Big Data Co. Ltd. was named “National Advanced Group in Fighting Against COVID-19”. In 2020, Big Data revenue reached RMB1.72 billion, representing a year-on-year growth of 39.8% and achieving a market share of 59.4%, ranked first among telecom operators.

In Internet of Things (IoT), the Company optimised the IoT business system with the drive by 5G, 4G as main force and precise development of NB and achieved the number of connections reaching approximately 240 million. Based on the concept of “network softwarisation, software hardwarisation and hardware as a chip”, the Company strengthened proprietary capability building. The number of connections carried by the Yanfei Zhilian CMP platform exceeded 80 million and the Yanfei Gewu DMP platform had begun its commercial use. In 2020, IoT revenue reached RMB4.22 billion, representing a year-on-year growth of 39.0%.

In IT services, the Company grasped the development opportunities of “New infrastructure”, public governance and industrial digitalisation, focusing on customers such as government units, public service units and large industrial enterprises, and key areas such as smart city, digital government, Big data + IT + Innovation, ITO and 5G innovation, further promoting digital transformation empowerment. The Company also created a “platform + application” product system covering digital infrastructure, cloud-network integration, digital platforms, digital applications, and digital solutions by aggregating its proprietary innovation and core capabilities. The Company’s qualification level further improved and it is the only one among the three operators which obtained the first-level qualification for electrification and intelligentisation. The Company also newly added 7 IT industry qualifications including CS4, ITSS (Level I) and others. During the pandemic, the Company assured the smooth operation of communication network systems in the government, provided a number of digital services such as 5G-based live broadcast and remote meetings for important national conferences and successfully completed with high quality of more than 260 assurance tasks in three major categories. China Unicom System Integration Company Limited ranked 21st in “100 Most Competitive Software & IT Service Company” in China. In 2020, IT services revenue reached RMB13.36 billion, representing a year-on-year growth of 33.4%.

Network Capabilities

In 2020, the Company deepened the implementation of its strategy of focus, innovation, and cooperation, actively promoted the digital transformation of network and the reform of network operating mechanism. The Company achieved strategic results in the high-quality collaborative development in the industry and network “co-build and co-share”, and continued to strengthen in network service support capabilities to facilitate the Company’s high-quality development.

As at the end of 2020, the number of the Company’s 4G base stations reached 1.503 million with 4G population coverage reaching 94% and administrative village coverage reaching 86%. In the fixed-line network, the Company continued to expand network coverage in new regions and stepped up the network upgrade in areas with PON+LAN. The total number of broadband access ports reached 225 million, of which FTTH ports accounted for 88%.

The Company continued to optimise its international network deployment. As at the end of 2020, the international submarine cable resource capacity, international Internet outbound capacity and homebound bandwidth reached 52.6T, 4.12T and 3.30T, respectively. The Company’s international roaming services covered 627 operators in 259 countries and regions.

Marketing

Branding

In 2020, the Company carried out high-quality development and acted out its brand planning by affirming the brand positioning of a warmth smart living along with the slogan “Innovation, Move Forward with Intelligence”, which fully renovated the internal and external branding of China Unicom and enhanced the brand value of China Unicom. In promoting 5G, the Company gave full play to the leading role of 5G, continued the effort to communicate the brand philosophy and build and accumulate the 5Gn brand visual assets. While the Company focused on key businesses and scenarios on publicity campaigns, it also rode promotions on trends, hotspots, events and key festivals. The Company took the lead in launching “Three-Gigabit” products, focusing on the home network service demand, and carried out promotion featuring product benefits and catering regional differences. In the youth market, the Company rejuvenated WO Pi brand, deepened WO Pi’s brand proposition, “Do what I like”, and conveyed the connotation of diversified vitality. By continuously optimising the promotion content and diversifying communication means, the Company received good overall brand development momentum and improved in reputation and brand awareness. Meanwhile, by virtue of the sponsorship of the Winter Olympics, consumers’ perception of the brand further improved.

Marketing strategies

In 2020, the Company continued to push forward comprehensive digital transformation and carried out “1+3+3” work deployment. Focusing on the development of the four major markets and adhering to the core strategy of “1+4+X” and leading by “Three-Gigabit” products, the Company focused on four fundamental products and realised scale development of smart home products. The Company promoted the full coverage of 5G packages for all customers and strengthened 5G core applications to create differentiation. Segmenting customers based on customer value distribution and spending pattern, the Company refined customer lists and accurately matched customers with appropriate tariffs, products and touchpoints. The Company solidly promoted the “two improvements and two controls” and carried out value-oriented operation for all customers. The Company also innovated the platform-based product portfolio and built an ecosystem for channels by giving full play to the advantages of the business and IT collaboration, consumer market and government and enterprise market collaboration, sought development in segment markets by customer slicing and precise policy implementation. At the same time, the Company strived to improve six key operational capabilities namely, “brand, customers, products, channels, terminals and services” to achieve the improvement of marketing efficiency and facilitating the high-quality development of the consumer market.

Marketing Channels

In 2020, the Company actively implemented comprehensive digital transformation strategy, leveraged the efficient support of middle platforms, strengthened Omni-channel collaboration and focused on the implementation of “‘6+X’+1+1” project. The Company also accelerated the online to offline integration, building a digital OMO channel operation system which integrate new and existing customer management, service and marketing. In addition, the Company stepped up channel innovation and transformation, vigorously developed online, light touch-point micro-ecology, live broadcast and other new touchpoints, new marketing models and segment markets, thus customer acquisition capability had continuously improved on digital channels. Through fully promoting “100%” satisfaction and actively building a high-traffic APP portal ecosystem, as well as boosting the multi-dimensional smart push capability, the service capability of digital channels was gradually enhanced. Riding on the middle platforms serving consumer market and the high-traffic APP portal, the Company achieved online and offline resource sharing, the online powered up offline and built an unified delivery tools which pushed forward network and business collaboration, continuously accelerating the digitalisation of channels.

Customer Care

In 2020, the Company dedicated in promoting service assurance during the pandemic and accelerated digital transformation, achieving continuous improvement in customer experience and service quality. As at the end of the fourth quarter, end-to-end real-time customer experience score improved by 1.52 points. Net Promoter Score (NPS) measuring the reputation of mobile and broadband services improved by 5.5 points and 7.6 points, respectively. As at the end of December, valid complaint rate published by Ministry of Industry and Information Technology (MIIT) decreased by 35.2% year-on-year.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2020, the Company continuously deepened the implementation of “Focus Strategy”, total revenue was RMB303.84 billion in 2020, up by 4.6% year-on-year. Service revenue reached RMB275.81 billion, up by 4.3% year-on-year. Net profit1 was RMB12.49 billion, up by RMB1.16 billion year-on-year.

In 2020, the Company’s net cash flow from operating activities was RMB105.55 billion. Capital expenditure was RMB67.65 billion. Liabilities-to-assets ratio was 43.6% as at 31 December 2020.

II.	REVENUE

In 2020, the Company’s revenue was RMB303.84 billion, up by 4.6% year-on-year, of which, service revenue was RMB275.81 billion, up by 4.3% year-on-year due to continuous optimisation of the revenue mix.

The table below sets forth the composition of service revenue, and the percentage contribution of each service to total service revenue for the years of 2020 and 2019:

	2020		2019
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	275.81	100.00%	264.39	100.00%
Include: Voice service	35.49	12.87%	39.48	14.93%
Non-voice service	240.32	87.13%	224.91	85.07%

1.	Voice Service

In 2020, service revenue from the voice service was RMB35.49 billion, down by 10.1% year-on-year.

2.	Non-Voice Service

In 2020, service revenue from the non-voice service was RMB240.32 billion, up by 6.9% year-on-year.

III.	COSTS AND EXPENSES

In 2020, total costs and expenses amounted to RMB287.81 billion, up by 4.1% year-on-year.

The table below sets forth the items of the costs and expenses and their respective percentage of the revenue for the years of 2020 and 2019:

	2020		2019
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	287.81	94.73%	276.35	95.12%
Operating costs	292.72	96.34%	279.25	96.12%
Include: Interconnection charges	10.57	3.48%	11.51	3.96%
Depreciation and amortisation	83.02	27.32%	83.08	28.60%
Network, operation and support expenses	46.29	15.23%	43.24	14.88%
Employee benefit expenses	55.74	18.35%	50.52	17.39%
Costs of telecommunications products sold	26.86	8.84%	26.41	9.09%
Selling and marketing expenses	30.46	10.03%	33.54	11.55%
General, administrative and other operating expenses	39.78	13.09%	30.95	10.65%
Finance costs, net of interest income	0.38	0.13%	0.85	0.29%
Share of net profit of associates	–1.59	–0.52%	–1.36	–0.47%
Share of net profit of joint ventures	–0.79	–0.26%	–0.65	–0.22%
Other income-net	–2.91	–0.96%	–1.74	–0.60%

1.	Interconnection charges

The Company was affected by the decline in voice service, the interconnection charges were RMB10.57 billion in 2020, down by 8.2% year-on-year and, as a percentage of revenue, decreased from 3.96% in 2019 to 3.48% in 2020.

2.	Depreciation and amortisation

Depreciation and amortisation charges were RMB83.02 billion in 2020, down by 0.1% year-on-year and, as a percentage of revenue, decreased from 28.60% in 2019 to 27.32% in 2020.

3.	Network, operation and support expenses

Network, operation and support expenses were RMB46.29 billion in 2020, up by 7.1% year-on-year and, as a percentage of revenue, increased from 14.88% in 2019 to 15.23% in 2020 mainly due to increase in the tower usage fee, energy consumption cost and rental expenses of premises and equipment.

4.	Employee benefit expenses

As a result of the improved operating results and increased the introduction of talent pipeline in the meantime, employee benefit expenses were to RMB55.74 billion in 2020, up by 10.3% year-on-year and, as a percentage of revenue, increased from 17.39% in 2019 to 18.35% in 2020.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold were RMB26.86 billion and revenue from sales of telecommunications products were RMB28.02 billion in 2020. Gross profits on sales of telecommunications products was RMB1.16 billion.

6.	Selling and marketing expenses

The Company promoted transformation on digitisation and strengthened O2O integrated operation, selling and marketing expenses were RMB30.46 billion in 2020, down by 9.2% year-on-year and, as a percentage of revenue, decreased from 11.55% in 2019 to 10.03% in 2020.

7.	General, administrative and other operating expenses

General, administrative and other operating expenses were RMB39.78 billion in 2020, up by 28.6% year-on-year, mainly due to the rapid growth of ICT services leading to increased related service costs and increased investment in technical support for innovative businesses.

8.	Finance costs, net of interest income

Finance costs, net of interest income was RMB0.38 billion in 2020, decreased by RMB0.47 billion year-on-year mainly due to fall in interest-bearing debts.

9.	Other income-net

Other income-net was RMB2.91 billion in 2020, increased by RMB1.18 billion year-on-year.

IV.	EARNINGS

1.	Profit before income tax

In 2020, the Company benefited from continuous enhancement in growth quality and profitability, profit before income tax was RMB16.03 billion, up by 13.1% year-on-year.

2.	Income tax

In 2020, the Company’s income tax was RMB3.45 billion and the effective tax rate was 21.5%.

3.	Profit for the year

In 2020, the Company’s net profit1 was RMB12.49 billion, increased by RMB1.16 billion year-on-year. Basic earnings per share was RMB0.408, up by 10.3% year-on-year.

V.	EBITDA[2]

In 2020, the Company’s EBITDA was RMB94.14 billion, down by 0.2% year-on-year. EBITDA as a percentage of service revenue was 34.1%, down by 1.6 percentage points year-on-year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2020, capital expenditure of the Company totaled RMB67.65 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. In 2020, the Company’s net cash flow from operating activities was RMB105.55 billion. Free cash flow3 was RMB37.90 billion after the deduction of the capital expenditure.

The table below sets forth the major items of the capital expenditure in 2020:

	2020
RMB (in billions)	Total amount	As percentage
Total	67.65	100.00%
Include: Mobile network	38.17	56.42%
Broadband and data	10.15	15.01%
Infrastructure and transmission network	11.04	16.32%
Others	8.29	12.25%

VII.	BALANCE SHEET

The Company’s total assets changed from RMB562.50 billion as at 31 December 2019 to RMB580.62 billion as at 31 December 2020. Total liabilities changed from RMB241.74 billion as at 31 December 2019 to RMB253.10 billion as at 31 December 2020. The liabilities-to-assets ratio changed from 43.0% as at 31 December 2019 to 43.6% as at 31 December 2020. The debt-to-capitalisation ratio decreased from 15.2% as at 31 December 2019 to 12.2% as at 31 December 2020. The net debt-to-capitalisation ratio was 6.0% as at 31 December 2020.

Note 1:	Net profit represented profit attribute to equity shareholders of the Company.

Note 2:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 3:

Free cash flow represents operating cash flow less capital expenditure. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group, and discussed internal control and financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2020.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the principles and the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2020, except for the following:

The roles and responsibilities of the Chairman and the Chief Executive Officer of the Company were performed by the same individual for year ended 31 December 2020. The Company considers that, as all major decisions are made by the Board and relevant Board Committees after discussion, through supervision by the Board and the independent non-executive Directors together with effective internal control mechanism, the Company has achieved a balance of power and authority. In addition, the same individual performing the roles of the Chairman and the Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution, effectively capturing business opportunities.

The directors of the Company (including non-executive directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2020.

REPURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2020, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed securities.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 13 May 2021 (the “AGM”). Notice of AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to shareholders of the Company (the “Shareholders”) in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.164 per share (the “2020 Final Dividend”), with an aggregate amount of approximately RMB5.018 billion, to the Shareholders. If approved by Shareholders at the AGM, the 2020 Final Dividend is expected to be paid in Hong Kong dollars on or about 16 June 2021 to those members registered in the Company’s register of members as at 24 May 2021 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

For the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof), and entitlement to the 2020 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the Shareholders’ rights to attend and vote at the AGM:

Latest time to lodge transfer documents for registration	4:30 p.m. of 5 May 2021
Closure of register of members	From 6 May 2021 to 13 May 2021
Record date	6 May 2021

(2)	For ascertaining the Shareholders’ entitlement to the 2020 Final Dividend:

Latest time to lodge transfer documents for registration	4:30 p.m. of 21 May 2021
Closure of register of members	24 May 2021
Dividend Record date	24 May 2021

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the AGM, and to qualify for the 2020 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2020 Final Dividend to its non-resident enterprise Shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise Shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2020 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of the Hong Kong Stock Exchange through the Shanghai Stock Exchange or Shenzhen-Hong Kong Stock Exchange (the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2020 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual Shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such Shareholder is entitled to.

Shareholders who are not individual Shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2020 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. of 21 May 2021, and present the documents from such Shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such Shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise Shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2020 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2020 annual report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the Shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

By order of the Board China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 11 March 2021

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen, Zhu Kebing and Fan Yunjun

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny